ChinaNet Online Holdings, Inc.
No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

September 13, 2019

Bernard Nolan
Attorney-Adviser

Division of Corporation Finance
Office of Information Technologies and Services
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc. Registration Statement on Form S-3 Filed October 30, 2018 File No. 333-228061

Dear Mr. Nolan:

On behalf of ChinaNet Online Holdings, Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 29, 2018, with respect to the Registration Statement on Form S-3 (Reg. No. 333-228061), filed on October 30, 2018 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-3 (the “Registration Statement”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-3

General

1.	You disclose that in January 2018, you announced your expansion into the blockchain technology industry and your entry into a strategic relationship with Wuxi Jingtum Network Technology (“Jingtum”), a company focused on building blockchain technologies. Your January 23, 2018 press release reports that you entered into an agreement with Jingtum and Ford Tree Beijing Blockchain Technology Co., Ltd. “to establish a new joint venture company . . . to research and develop blockchain technology and its applications for [your] blockchain technical and business units.” Further, your periodic filings disclose that you entered into a contract with an unrelated entity “to develop certain blockchain technology based applications” for $4.5 million in February 2018 and incorporated Business Opportunity Chain (Beijing) Technology Development Co., Ltd., a wholly owned subsidiary, for such purpose in May 2018.

Given the significance of the shift in your business development strategy, please advise how you determined that you were not required to report these events pursuant to Item 1.01 of Form 8-K or file any of the related agreements as exhibits to your periodic filings. In light of the foregoing, please advise how you determined that you are eligible to use Form S-3. Refer to General Instruction I.A.3 of Form S-3.

COMPANY RESPONSE: The agreement that the Company entered into with Wuxi Jingtum Network Technology (“Jingtum”) was a strategic cooperation agreement, which stated that both parties were interested in establishing a partnership. It does not include or provide for obligations that are material to and enforceable against the Company, or rights that are material to the Company and enforceable by the Company against Jingtum. The agreement does not fall within the definition of a material definitive agreement, which would require the filing of a Form 8-K under Item 1.01. The contract we entered into to develop blockchain technology based applications in February 2018, is not expected to have an immediate material financial impact on our business and operations. In addition, due to the early stages of developing the blockchain applications, this contract is subject to changes in the specifications and requirements as market trends change, which might result in neither party fulfilling the contract.  Since this contract is subject to early termination if it does not meet our expectations, which expectations may vary from time to time as the blockchain industry evolves, uncertainty exists as to whether the contract can be performed. Given those factors, we don’t believe the contract falls within the definition of a material definitive agreement, which would require the filing of a Form 8-K under Item 1.01.

2.	You disclose that you have not offered or sold any securities pursuant to General Instruction I.B.6 during the previous 12 months. It appears, however, that on January 12, 2018, you offered and sold shares of common stock and warrants to purchase shares of common stock for proceeds of $11,072,505.20 pursuant to an effective Form S-3 (file no. 333-207466). Please revise. Refer to Instruction 7 to General Instruction I.B.6 of Form S- 3.

COMPANY RESPONSE: At this time, there have been no securities offered or sold pursuant to General Instruction I.B.6 during the previous 12 months.

3.	Please incorporate the Forms 8-K filed on January 11, 2018, January 12, 2018, by reference. Refer to Item 12(a)(2) of Form S-3.

COMPANY RESPONSE: The S-3 Amendment has been revised to incorporate by reference the documents as required by Item 12(a)(2) of Form S-3.

4.	You disclose that you are undertaking the development and deployment of blockchain applications to solve trust issues in business cooperation and services, enhance user vitality and stickiness, and “shift from an information services provider to a transaction services provider for business opportunities.” In this regard, recent press releases report that you launched a “blockchain-powered marketing and advertising transaction system” called the Business Opportunity Social Ecosystem, which includes the BO!News mobile application. Please provide a detailed description of the nature and purpose of your existing and planned blockchain applications, as well as any inherent digital assets. Clarify whether your applications run on a blockchain protocol that is under your control and, if so, the risks and challenges related to developing and maintaining the underlying blockchain; alternatively, clarify whether they are dependent on another blockchain that is fully public and decentralized and, if so, the risks and challenges related to such reliance (e.g., the risk that the blockchain will cease to function, slowdown in functionality, or fork).

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COMPANY RESPONSE: The Company utilized its capabilities in blockchain technology to develop its own private blockchain on Ethereum network, named Business Opportunity Chain (BOC), which is part of the Business Opportunity Social Ecosystem (BOSE). BOSE is the blockchain system for business services rendering by the Company or by our partners. It is a B2B blockchain ecosystem for different level of business activities and services. Any token generated by the BOC can be used as payment for the services rendered by the Company or products sold within the BOSE ecosystem ONLY. Tokens generated can also be used as a contribution points awarded to the customers who use our token to subscribe for our services or products, so that the BOC can record any activities or transaction incurred by our customer within BOSE, including keeping track of users’ contributions to the ecosystem. A BOC token (Martingale Bonus Point, or “MBP”) is an electronic coupon, rather than a digital asset, and is not a security as the user cannot expect to realize a profit from acquiring or holding it.

Currently, the Company is considering expanding the application of BOC onto other partners’ systems that use tokens as a medium for sales transactions, sales records or sales reward points or so called bonus points. In the future, as blockchain technology advances and its potential applications become clearer, the Company will try to implement the blockchain technologies into other internal operations of the Company to further reduce the Company’s labor or marketing and advertising costs, thus improving its operation efficiency.

Currently, the token, is generated on our blockchain. The blockchain protocol is under our control through smart contract mechanism, and is built on Ethereum network and using Ethereum protocol. During the process of transferring from us to our customer or vice versa, we utilize multi-signature encryption for the transfers and multiple servers for regular distributed back-ups to ensure that even when the program malfunctions, the Company has the capability to identify and fix the malfunctions in a timely manner. The Company is still in the early stage of researching and developing the BOC: accordingly, the Company believes that any risk to its system is not material.

5.	Please disclose the business risks and challenges related to the development and deployment of blockchain technologies, including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operations or financial condition. In this regard, your June 4, 2018 press release reports that you will accept Martingale Bonus Points (“MBPs”), the “utility token” associated with your application, as payment for your products and services and that the MBPs are not yet convertible into “other cryptocurrencies legally allowed in both the U.S. and China.”

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You should address the risk that you may be unable to secure active trading markets for the MBPs and explain its potential impact. Discuss the volatility, fragmentation, potential for manipulation, and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation, and earnings challenges. Describe your storage or custodial practices with respect to the private key(s) granting access to digital assets, and explain the risks and challenges related to their security, such as the threat of a cybersecurity breach. Finally, clarify whether substantial ownership of MBPs in markets outside your principal place of business, such as the U.S., may impact your ability to generate revenue from such digital assets.

COMPANY RESPONSE: MBP is an encrypted digital token that is awarded to the users if users contribute to BOSE in the form of social activities, such usage of services, interaction of other business owners, etc. on the BOSE. MBP can also be purchased and used for payment of service or products provided by the Company, at a fixed value of $1.00 to MBP, much as bonus points may be purchased in any number of bonus point programs. The Company’s platform may, from time to time, through sales promotion campaign, offer a limited number of special marketing or advertising events in the BOSE where MBPs are accepted. As the Company and its partners continue to develop new applications and functions, MBPs are expected to be used to pay for a wider selection of products and services in the BOSE, only.. As stated above, MBPs are electronic coupons, rather than an asset or currency.

MBPs are digital tokens with blockchain features. The Company utilizes these features to verify the contributions and activities of its users on its platform. Because the MBP’s are similar to electronic coupons, active trading in the MBPs is unlikely. MBPs can also be used to redeem gifts or offered as promotional discounts to new users on the Company’s platforms. For example, once a user has accumulated 1,000 MBPs the user will automatically be rewarded a membership from the Company’s platform, which enables the user to redeem the MBPs for certain services or gifts within the Company’s BOSE ecosystem, which includes sites for products and services and also sites for gifts or goods. Although the company does not expect or encourage trading in MBPs, there is no prohibition against it, but, in any case, MBPs can only be used within BOSE to apply to purchases, at a fixed value. There can be no expectation of profit from acquiring or holding MBPs, and the Company raises no such expectation. As we expect members of the BOSE to offer online shopping, we believe that the geographic distribution of holders of MBP will not affect the Company’s ability to generate revenue through the program.

6.	You provide a risk factor in your Form 10-K that addresses the PRC regulatory risks and challenges that you may face in the event that “establish [a] separate legal structure to initiate an [initial coin offering]” outside your principal place of business for the purpose of promoting and developing a project based on blockchain technology. In light of the PRC ban on not only initial coin offerings but also trading in cryptocurrencies, please clarify how you will ensure that any public offerings and subsequent trading in digital assets is compliant with PRC laws and regulations.

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You should explain why you believe the MBPs are legally allowed in China, how they are distinct from those digital assets that are prohibited, and how they differ from digital assets that are specifically intended to serve as a substitute for fiat currency, such as bitcoin. Finally, given your application enables users to use MBPs to, among other things, crowdfund new business opportunities and initiatives, please clarify whether you are subject to any other type of regulatory risk, such as the risk that you may be deemed a securities broker in China or elsewhere.

COMPANY RESPONSE: MBPs are both prepaid coupons or reward/bonus points purchased by the customers or given to the users for any contributions made to the BOSE, which are redeemable for services and products or gifts on the Company’s platform. MBPs should not have any price valuation and is either the direction or promotion theme of the Company. MBP’s follows the same mechanism to award bonus points used by Alibaba Group Holding Limited, JD.com, Inc., and China Mobile Communications Corporation. The MBP are designed to reward users that create or bring additional value to these companies within BOSE. MBP is an innovative marketing and promotion tool that the Company is hoping to develop through blockchain as the Company continues to expand its business.

Certain digital assets are prohibited in China not because they are digital assets, but because their operations resembled that of money laundering, illegal absorption of public savings and fraudulent fund-raising, finance fraud, pyramid schemes, and other crimes.

Differences between Bitcoin and MBP are detailed as the following:

Differences:	BitCoin	MBP
Ways to Acquire	Generated by Bitcoin mining machines	Redeemable by exchanging gifts on the Company’s gift platform or used for marketing or advertising products and services rendered by the Company.
Usage	Not limited	Only within the Company’s platform
Administrator	None	Strictly under the Company’s administration

Regarding other risks, as China continues to develop policies and regulations on virtual currencies and digital tokens, the Company will make adjustments, if needed, to its platform and ensure that the Company’s operations remain in compliance with the laws.

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"Virtual currency" has not been clearly or explicitly defined by the PRC government, except for those used in online games. Pursuant to the "Announcement on Preventing the Risks of Token Issuance Financing” issued jointly by the Central Bank of China, Central Cyberspace Affairs Commission, Ministry of Industry and Information Technology, State Administration for Industry and Commerce of the People's Republic of China, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission, token issuance financing refers to the financing activities that the financing entities collect "virtual currencies” such as Bitcoin and Ethereum through illegally selling and circulating tokens. This essentially is a non-approved, illegal public financing in forms of illegal token sales, illegal securities issuance, illegal fund-raising, financial fraud and pyramid schemes and other illegal and criminal activities. Regulatory departments will closely monitor relevant developments and purify the market environment using current enforcement mechanism, while continuing to strengthen coordination with the judicial department and local governments. Crime suspects will be transferred to the judiciary department."

The above announcement stipulates that no organization or individual is allowed to engage in any illegal token related financing activities. Token financing and trading platforms are prohibited from engaging in exchanges between legal currency and tokens, transactions between "virtual currencies", buying and selling or trading “virtual currencies” as a middle party, and providing pricing and information services for tokens or “virtual currencies”. Financial institutions and non-bank payment institutions shall not conduct business related to token issuance financing and transactions. The above announcement prohibits the action of financing via token issuance.

MBPs are prepaid and digital bonus/reward points developed by the Company as a marketing and promotion tool to enhance customer loyalty and acquire new users for its news app portal, Bo!News. Essentially, it’s a way of consumer marketing, and is a token of proof rather than cryptocurrency related.

7.	Please tell us whether you have conducted or are planning to conduct a public offering of MBPs or any other digital assets outside China. If so, describe the material terms and characteristics of the digital assets and the process by which the distribution occurred or will occur. Further, please advise how you determine whether digital assets are securities and what you believe would motivate a person who resides outside your principal place of business to participate in an offering of your digital assets or acquire your digital assets in the secondary markets. Disclose the risk that the securities laws of any jurisdiction, including the U.S. federal and state securities laws, may apply to the distribution and subsequent trading of your digital assets; and explain how you will ensure that you and any third parties, including any online trading platform on which your digital assets trade, are compliant with the securities laws and other regulatory regimes of any jurisdiction, such as the U.S. federal and state laws that apply to money services businesses.

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COMPANY RESPONSE: The Company does not have any plans for an offering of MBPs or other digital assets outside of China.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please our legal counsel, Tahra Wright at (212) 407-4122. Thank you for your time and attention to this filing.

Sincerely,

CHINANET ONLINE HOLDINGS, INC.

BY: /s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer
cc: Tahra Wright

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